UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Arrowroot Acquisition Corp

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

04282M102

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 04282M102

1	Name of Reporting Persons Periscope Capital Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 1,558,288
	7	Sole Dispositive Power
	8	Shared Dispositive Power 1,558,288
9	Aggregate Amount Beneficially Owned By Each Reporting Person 1,558,288
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.42% (1)
12	Type of Reporting Person (see Instructions) FI

(1)

The percentage set forth in Row 11 of this Cover Page is based on the 28,750,000 shares of Common Stock (as defined herein) outstanding as of November 12, 2021, as reported on the Form 10-Q of the Issuer (as defined herein) filed with the Securities and Exchange Commission on November 12, 2021.

Item 1.

(a)	Name of Issuer:

Arrowroot Acquisition Corp

(b)	Address of Issuer’s Principal Executive Offices:

4553 Glencoe Ave, Suite 200, Marina Del Rey, California 90292

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of Periscope Capital Inc. (“Periscope”) with respect to the shares of Class A common stock, $0.0001 par value (the “Common Stock”), of Arrowroot Acquisition Corp, a Delaware corporation (the “Issuer”).

Periscope, which is the beneficial owner of 1,143,088 shares of Common Stock, acts as investment manager of, and exercises investment discretion with respect to, certain private investment funds (each, a “Periscope Fund”) that collectively directly own 415,200 shares of Common Stock.

The filing of this statement should not be construed as an admission that Periscope is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock owned by the Periscope Funds.

(b)	Address of Principal Business Office or, if None, Residence:

333 Bay Street, Suite 1240, Toronto, Ontario, Canada M5H 2R2

(c)	Citizenship:

See Row 4 of the Cover Page.

(d)	Title and Class of Securities:

Class A common stock, $0.0001 par value

(e)	CUSIP No.:

04282M102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☒	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Non-U.S. investment adviser.

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the Cover Page and is incorporated herein by reference.

Periscope expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the securities owned by the Periscope Funds.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

PERISCOPE CAPITAL INC.

By:	/s/ Lisa Shostack
Lisa Shostack, General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).